Exhibit 99.1

ASM International N.V

ASM International publishes Interim Financial Report for the six-month period ended June 30, 2009

Almere, The Netherlands, August 31, 2009 — ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today published its Interim Financial Report for the six-month period ended June 30, 2009. This report includes an Interim Management Board Report, a responsibility statement and Consolidated Interim Financial Statements prepared in accordance with IAS 34 (Interim Financial Reporting). The Interim Financial Report comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and is available in full on our website www.asm.com.

On July 29, 2009 ASM International published second quarter results according to US GAAP and IFRS.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Investor Contacts:

Erik Kamerbeek - +31 653 492 120

Mary Jo Dieckhaus - +1 212 986 2900

Interim Financial Report

For the six months ended June 30, 2009

International

Contents

•	Profile

•	Financial Highlights

•	Interim Management Board Report

•	Reporting responsibilities and risks

•	Consolidated Interim Financial Statements

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

This report as well as other publications such as press releases, presentations, speeches and other items relating to this report can also be accessed via the corporate website (http://www.asm.com).

Profile

ASM International N.V. (“ASMI” or the Company) is a leading supplier of semiconductor equipment, materials and process solutions addressing both the wafer processing and assembly and packaging markets. Our customers include all of the top semiconductor device manufacturers in the world.

Mission and Strategy

ASMI’s mission is to provide our customers with the most advanced, cost-effective, and reliable products, service and global support network in the semiconductor industry and beyond. We advance the adoption of our new technology platforms by developing new materials and process applications that progressively align ASMI with our customers’ long-term technology roadmaps.

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations, manufacturing infrastructure, and sales and support offices close to our global customers. This includes:

•

Expanding returns on Front-end operations by executing on our “Roadmap to Front-end Profitability” that focuses on product commercialization, operating efficiencies and working capital reductions, while maintaining solid profitability for our Back-end segment.

•

Streamlining our Front-end manufacturing processes to follow the highly successful vertical manufacturing model of our Back-end segment, by systematically reducing manufacturing costs through global sourcing, product platform consolidation, and locating our manufacturing capability in more cost efficient countries.

•	Maintaining our global reach through our operating, sales and customer service facilities in key parts of the world in order to establish and maintain long-term customer relationships.

•	Leveraging our combined strong Front-end and Back-end technology leadership and manufacturing capabilities through advancements in our products and processes early in the technology lifecycle.

•

Expanding the scope and depth of our research and development capabilities through strategic alliances with independent research institutes, universities, customers and suppliers, and expanding our intellectual property portfolio by filing patent applications for key developments in equipment, processes, materials and software, and by licensing programs for our technologies.

Wafer Processing

ASMI participates in three distinct Front-end manufacturing processes: wafer manufacturing, transistor formation, and interconnect. By building upon our core strengths in Vertical Furnaces, Epitaxy, and PECVD technologies, as well as our newer Atomic Layer Deposition technology platform, today we address all of the critical areas driving the semiconductor industry roadmap: silicon-on-insulator (SOI) and strained silicon, high-k and metal electrodes for logic and memory, and low-k for interconnect, enabling the industry transition to smaller line-widths and better transistors employing new materials.

Assembly and Packaging

ASM Pacific Technology Ltd. (“ASMPT”), our 53-percent owned Back-end subsidiary, is the world’s largest assembly and packaging equipment supplier for the semiconductor industry and is a leading supplier of stamped and etched lead frames. With headquarters in Hong Kong, and operations in the People’s Republic of China, Singapore and Malaysia, ASMPT offers the most comprehensive leading edge portfolio for all of the major process steps in Back-end, from die attach through encapsulation. In addition to the semiconductor industry, ASMPT’s geographic and technologically diversified customer base encompasses the photonic and optoelectronics industries.

Global Operations

With corporate headquarters in Almere, the Netherlands, ASMI operates manufacturing facilities in the Netherlands, the United States, Japan, Hong Kong, the People’s Republic of China, Singapore and Malaysia, with design, research and development centers in Europe, North America, and Asia, and our sales and service operations spanning 18 countries across the globe. Our workforce totals more than 10,000 worldwide. ASMI trades on the NASDAQ stock market under the symbol “ASMI”, and on Euronext Amsterdam under the symbol “ASM”. ASMPT trades on the Hong Kong Stock Exchange under the code 0522.

First half of the financial year

The company’s first half of the financial year runs from January 1 to June 30.

History of the Company

ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was previously known as Advanced Semiconductor Materials International N.V.

Head office

Our principal executive offices are located at Versterkerstraat 8, 1322 AP, Almere, the Netherlands. Our telephone number at that location is (+31) 8810 08810, fax is (+31) 8810 08830, website http://www.asm.com.

Supervisory Board

G.J. Kramer, Chairman

E.A. van Amerongen

J.M.R. Danneels

H.W. Kreutzer

J.C. Lobbezoo

U.H.R. Schumacher

Management Board

C.D. del Prado, Chairman

W.K. Lee

J.F.M. Westendorp

R.A. Ruijter (a.i.)

Financial Highlights

(unaudited)

	Six months ended June 30
	2008	2009
In million Euro
Operations:
Net sales:	406.5	208.6
Front-end	161.1	73.4
Back-end	245.4	135.2

Earnings (loss) from operations	64.2	(70.2)

Net earnings allocated to shareholders of the parent	(22.1)	(79.8)
Balance sheet:
Net working capital [1]	270.1	208.1
Total assets	812.1	675.7
Net debt [2]	16.9	11.5
Backlog:	174.5	122.4
Front-end	75.1	36.2
Back-end	99.4	86.2
Number of staff:
Full-time equivalents:	12,162	10,570
Front-end	1,741	1,485
Back-end	10,421	9,085
In Euro
Per share data:
Net earnings (loss) allocated to shareholders of the parent per share:
Basic	(0.42)	(1.55)
Diluted	(0.42)	(1.55)

In thousands
Weighted average number of shares used in computing per share amounts
Basic	52,925	51,609
Diluted	52,925	51,609
1.	See Note 5 on the Consolidated Interim Financial Statements
2.	See Note 6 on the Consolidated Interim Financial Statements

Interim Management Board report

ASMI consolidated results six months ended June 30, 2009

Net sales

During the six months ended June 30, 2009 net sales of wafer processing equipment (Front-end segment) represented 35% of total net sales and sales of assembly and packaging equipment and materials (Back-end segment) represented 65% of total net sales.

The market conditions in the semiconductor industry impacted the sales levels in the first six months ended June 30, 2009 compared to the same period in 2008. Lower sales levels of 54% in our Front-end segment and 45% in our Back-end segment were recorded. In our Front-end segment the decrease continued quarter over quarter and are noticed in all product lines. In the Back-end segment the six months period ended June 30, 2009 started with weak sales levels and rebounded in the second quarter of 2009 as market conditions improved significantly in the assembly and packaging equipment industry among others due to the stimulus packages implemented by the Chinese government.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the first six months of 2009 as compared to the same period of 2008 impacted total net sales by 13.8%.

Gross Profit Margin

The decrease in the gross profit margin excluding the impairment of inventories of our Front-end segment in the second quarter of 2009 is the result of the low sales level and the absorption of our manufacturing overhead. As a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories has been recorded of EUR 20.6 million in the second quarter of 2009. In our Back-end segment gross margins have decreased during the six months ended June 30, 2009 compared to the same period in 2008 due to the industry dynamics. However rebounded during the second quarter of 2009.

Selling, General and Administrative Expenses

As a percentage of net sales, selling, general and administrative expenses were 24% in the first half year of 2009 and 15% in the same period of 2008.

Selling, general and administrative expenses of our Front-end segment decreased as a result of our focus to reduce our expenses given the current market circumstances, including the reduction of headcount of the Front-end segment in the first six months of 2009.

The decrease in the Back-end segment compared with the same period in 2008 is the result of the implementation of major costs reduction programs.

Research and Development Expenses

As a percentage of net sales, research and development expenses were 15% in the first six months of 2009 and 9% in the first six months of 2008.

The decrease in both the Front-end and the Back-end segment is the result of the focus and prioritization of research and development projects.

Restructuring expenses

In 2009 ASMI is implementing major restructuring plans in our Front-end segment as announced on January 9, 2009 and on July 20, 2009. Related to these restructuring plans, an amount of EUR 19.5 million restructuring expenses was recorded in the first six months of 2009. These charges include EUR 11.9 million in one-time employee termination benefit obligations, EUR 2.3 million in non cash fixed asset impairment charges, EUR 4.3 million related to the intended management buy-out of our RTP business and EUR 1.0 million in other transition charges.

Net Interest Expense

Net interest expense of EUR 5.0 million for the first six months of 2009 was on the same level compared to the first six months of 2008 (EUR 4.6 million).

Gain on revaluation conversion option

The conversion component of the subordinated notes is measured at fair value. The market values for these options were as follows:

	5.25% Convertible notes, due May 2010	4.25% Convertible notes, due December 2011
December 31, 2007	25,160%	14,996%
June 30, 2008	61,140%	55,360%

December 31, 2008	1,332%	2,999%
June 30, 2009	4,610%	7,005%

The revaluation of the conversion option resulted for the first six months of 2009 in a loss of EUR 4.1 million, for the comparable period in 2008 this was a loss of EUR 48.7 million.

Income Tax Expense

Income tax decreased from an expense of EUR 8.3 million for the first six months of 2008 to a tax benefit of EUR 3.7 million in the same period of 2009, principally due to the reduction in operating income.

Net Earnings

As a result of the very low net sales level and the restructuring expenses that were incurred in the first six months of 2009, a net loss of EUR 76.6 million was recorded. The comparable period in 2008 resulted in net earnings of EUR 4.3 million.

Backlog

Our backlog includes orders for which purchase orders or letters of intent have been accepted, typically for up to one year. Historically, orders have been subject to cancellation or rescheduling by customers. In addition, orders have been subject to price negotiations and changes in specifications as a result of changes in customers’ requirements. Due to possible customer changes in delivery schedules and requirements and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

The following table shows the level of new orders during the six months ended June 30, 2008 and 2009 and the backlog at June 30, 2008 and 2009 and the percentage change:

(EUR millions, except book-to-bill ratio)	Six months ended June 30,
	2008	2009	% Change
Front-end:
New orders	137.0	56.5	(59)%
Backlog at June 30	75.1	36.2	(52)%
Book-to-bill ratio (new orders divided by net sales)	0.85	0.77

Back-end:
New orders	243.6	183.7	(25)%
Backlog at June 30	99.4	86.2	(13)%
Book-to-bill ratio (new orders divided by net sales)	0.99	1.36

Total
New orders	380.6	240.2	(37)%
Backlog at June 30	174.5	122.4	(30)%
Book-to-bill ratio (new orders divided by net sales)	0.94	1.15

Liquidity and Capital Resources

Net cash provided by operations for the six months ended June 30, 2009 was EUR 5.7 million as compared to net cash provided by operations of EUR 71.4 million for the comparable period in 2008. This decrease is mainly the results of the decreased earnings, partly offset by cash inflows from lower working capital.

Net cash used in investing activities for the six months period ended June 30, 2009 was EUR 11.4 million compared to EUR 24.0 million in the same period last year. The decrease results mainly from lower capital expenditures.

For the six months period ended June 30, 2009 net cash used in financing activities was EUR 17.6 million, in the same period of 2008 this was EUR 57.1 million. During the first half year of 2008, EUR 32.0 million was spent on the repurchase of shares.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, provision for warranty and accrued expenses and other, decreased from EUR 260.5 million at December 31, 2008 to EUR 208.1 million at June 30, 2009. The decrease includes the (non-cash) impairment of EUR 20.6 million in inventories, the balance of lower manufacturing and sales levels in the Front-end segment and the higher manufacturing and sales levels in the Back-end segment. The number of outstanding days of working capital, measured based on annual sales, increased from 127 days at December 31, 2008 to 138 days at June 30, 2009. For the same period, our Front-end segment decreased from 176 days to 163 days. Our Back-end segment increased from 95 days to 123 days.

At June 30, 2009, the Company’s principal sources of liquidity consisted of EUR 132.8 million in cash and cash equivalents and EUR 98.6 million in undrawn bank lines. Approximately EUR 68.7 million of the cash and cash equivalents and EUR 27.3 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 15.8 million of the cash and cash equivalents and EUR 26.3 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Subsequent Events

On August 5, 2009 the Enterprise Court ruled that it has ordered an inquiry in respect of the affairs of ASMI. The Enterprise Court also ruled that there are no reasons for any immediate measures and it therefore denied the appointment of a supervisory director with extensive powers as well as all other immediate measures requested by Hermes and Fursa.

The inquiry will concern the period as of January 1, 1996 until January 1, 1998 as far as it relates to the granting of the option to Stichting Continuïteit ASM International to subscribe for preferred shares in ASMI and the period as of January 1, 2006. The Enterprise Court has not yet appointed any investigators.

Reporting responsibilities and risks

Related party transactions

There have been no significant related party transactions or changes in related party transactions described in the annual report of 2008 that could have a material effect on the financial position or performance of the Company in the first six months of the 2009 financial year.

Auditors’ involvement

The content of this Interim Financial Report has not been audited or reviewed by an external auditor.

Risks and uncertainties

In conducting our business, we face a number of principal risks and uncertainties that each could materially affect our business, revenues, income, assets and liquidity and capital resources. For a detailed description of our assessment of the major risk factors, see Management Report of our 2008 Statutory Annual Report and item 3.D. “Risks factors” in our 2008 Annual Report on Form 20-F. Those risk factors are deemed incorporated and repeated in this report by reference. ASMI believes that these risks similarly apply for the second half of 2009, including the continuing general risks from the global economic downturn and the ASMI specific risks resulting from the announced changes and transitions including major restructuring plans and the implementation of a global ERP system.

•	Regarding the economic downturn

The economic and market conditions are expected to remain challenging in the second half of 2009. If current economic and market circumstances deteriorate further, this potentially has a significant negative impact on the semiconductor industry, ASMI’s position in it as well as ASMI’s future cash flows. The present economic downturn creates a situation of unpredictability regarding collection of receivables and potentially a higher number of bankruptcies. As a consequence, the risk that receivables cannot be collected may increase. The risk of further tightening of credit in the financial markets may increase ASMI’s financing costs and harm ASMI’s ability to finance its operations, which could negatively affect revenues and profitability.

•	Regarding change and transition

Our future success depends on the successful execution of our plans to reach certain strategic goals as stated in the Roadmap to Front-end Peer Group Profitability, PERFORM! and other programs within ASMI. The organizational changes and business transitions may be subject to risks that could have impact on the success of the change or transition process. Furthermore, the following inherent risks with impact on the change and transition processes could threaten ASMI in the achievement of its objectives e.g. control over costs incurred not sufficient, no actual achievement of pursued benefits, and finally, distraction of management from the business.

Project management and change management are key instruments for the successful transitions to a more global organization including e.g. a global sales organization, a more centralized and cost efficient R&D, the implementation of a global ERP system, and the sharing of platforms between products. We have allocated dedicated resources.

We monitor our primary risks on a continuous basis and implement appropriate measures as promptly as practicable to address known and new risks as they emerge and change. Additional risks not known to us or now believed to be not material could later turn out to have material impact on us.

Outlook

Following the further decline in semiconductor capital spending in 2009 of an estimated 50 percent versus 2008, industry analysts are projecting a rebound in capital spending for 2010, up about 30 percent off the cyclical trough. While visibility is improving, it continues to be limited, thus the timing of potential orders is still difficult to predict.

For ASMI, we expect third quarter operating results will continue to reflect the divergent markets and customer bases of its two business sectors, with Front-end showing some modest improvement, while Back-end should continue to benefit from the strong rebound in customer demand.

Although we are seeing an improvement in Front-end bookings from the very low Q2 levels, orders remain at relatively low levels. For the third quarter, we expect billings to continue to be affected by market conditions. We are strongly encouraged, however, by customer commitments to our advanced technologies, such as ALD, and believe we will benefit from their investments when the industry recovers. In the meantime, we continue to execute our aggressive cost-cutting and restructuring activities to lower Front-end’s breakeven point, and optimize our organizational performance. Based on its current strong backlog, we expect Back-end third quarter results to show continued strength. Although we expect Back-end second half year results to outperform the first half year reported earnings, we remain cautious on the outlook for fourth quarter, due to the lack of long-term visibility.

Responsibility statement

The Management Board states that, to the best of its knowledge:

•

the consolidated interim financial statements of the first six months ended June 30, 2009 prepared in accordance with IAS 34 give a true and fair view of the assets, liabilities, financial position and results of the Company and its consolidated companies and the undertakings included in the consolidation taken as a whole; and

•

the Interim report of the Management Board gives a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Almere, August 31, 2009

Management Board ASM International N.V.

C.D. del Prado, Chairman of the Management Board, President and Chief Executive Officer

W.K. Lee, Member of the Management Board and Chief Executive Officer of ASM Pacific Technology Ltd.

J.F.M. Westendorp, Member of the Management Board and Vice President Front-end Strategy

R.A. Ruijter, Member of the Management Board and Chief Financial Officer (a.i.)

Consolidated Interim Financial Statements

For the first six months ended June 30, 2009

Consolidated statements of financial position

(Euro thousands except share data)	Note	June 30, 2008 (unaudited)	December 31, 2008	June 30, 2009 (unaudited)
Assets
Cash and cash equivalents	6	152,285	157,277	132,771
Accounts receivable	5	198,731	172,603	122,613
Inventories	5	201,402	197,700	165,638
Income taxes receivable		92	108	197
Other current assets	5	32,381	27,323	27,991
Total current assets		584,891	555,011	449,210

Deferred tax assets		4,908	5,693	9,568
Other intangible assets, net	2	46,015	53,711	51,116
Goodwill, net		35,879	38,005	37,817
Property, plant and equipment, net	3	140,427	148,557	127,990
Total assets		812,120	800,977	675,701

Liabilities
Notes payable to banks	6	17,046	16,858	14,262
Accounts payable	5	78,968	69,718	46,859
Provision for warranty	5	15,087	9,913	7,775
Accrued expenses and other	5	68,395	57,451	53,546
Current portion of long-term (subordinated) debt	4,6	13,684	6,763	20,209
Provision for restructuring expenses		—	—	10,763
Income taxes payable		20,517	26,964	16,604
Total current liabilities		213,697	187,667	170,018
Pension liabilities		2,495	3,375	4,868
Deferred tax liabilities		7,269	7,530	5,396
Long-term debt	6	13,251	23,488	18,848
Convertible subordinated debt	4,6	110,238	94,931	81,435
Conversion option	4	71,858	2,952	7,010
Total liabilities		418,808	319,943	287,575

Equity
Share capital		2,170	2,171	2,171
Capital in excess of par value		325,179	327,462	324,063
Treasury shares at cost		(32,950)	(37,215)	(37,215)
Retained earnings		61,171	120,324	41,672
Accumulated other comprehensive loss		(79,657)	(56,847)	(61,233)
Total shareholders’ equity		275,913	355,895	269,458
Minority interest		117,399	125,139	118,667
Total equity		393,312	481,034	388,125

Total equity and liabilities		812,120	800,977	675,701

See Notes to Consolidated Interim Financial Statements.

Unaudited consolidated statements of income

		Six months ended 30 June
(Euro thousands except share data)	Note	2008	2009
Net sales		406,479	208,606
Impairment charge inventories	8	—	(20,629)
Other cost of sales		(248,836)	(153,558)
Gross profit		157,643	34,419

Operating expenses:
Selling, general and administrative		(60,919)	(50,810)
Research and development, net		(29,605)	(26,440)
Impairment of capitalized development cost		(1,326)	(7,531)
Amortization of other intangible assets	2	(243)	(293)
Impairment of goodwill		(1,395)	—
Restructuring expenses	9	—	(19,542)
Total operating expenses		(93,488)	(104,616)
Earnings (loss) from operations		64,155	(70,197)
Net interest expense		(4,620)	(5,018)
Revaluation conversion option	4	(48,715)	(4,082)
Foreign currency exchange gains (losses), net		1,820	(997)
Earnings (loss) before income taxes		12,640	(80,294)
Income tax (expense)/ benefit		(8,340)	3,706
Net earnings (loss) for the period		4,300	(76,588)

Allocation of net earnings (loss):
Shareholders of the parent		(22,067)	(79,825)
Minority interest		26,367	3,237

Net earnings (loss) per share, attributable to the shareholders of the parent:
Basic	10	(0.42)	(1.55)
Diluted	10	(0.42)	(1.55)
Weighted average number of shares used in computing per share amounts (in thousands):
Basic	10	52,925	51,609
Diluted	10	52,925	51,609

See Notes to Consolidated Interim Financial Statements.

Unaudited consolidated statements of changes in equity

(Euro thousands except share data)		Attributable to shareholders of the parent
	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total share- holders’ equity	Minority interest	Total equity
Balance January 1, 2008	54,005,214	2,160	322,412	(3,985)	82,358	(71,643)	331,302	120,624	451,926
Compensation expense stock options	—	—	—	—	880	—	880	—	880
Purchase of common shares	—	—	—	(32,019)			(32,019)	—	(32,019)
Conversion of debt into common shares	246,257	10	2,677	—	—	—	2,777	—	2,777
Conversion of debt into common shares out of treasury shares	—	—	—	1,372	—	—	1,372	—	1,372
Exercise of stock options out of treasury shares	—	—	—	1,682	—	—	1,682	—	1,682
Net earnings	—	—	—	—	(22,067)	—	(22,067)	26,367	4,300
Other comprehensive income	—	—	—	—	—	(8,014)	(8,014)	(8,702)	(16,716)
Other movements in minority interest:	—	—	—	—	—	—	—	1,451	1,451
Dividend paid	—	—	—	—	—	—	—	(22,341)	(22,341)
Balance June 30, 2008	54,251,471	2,170	325,179	(32,950)	61,171	(79,657)	275,913	117,399	393,312

Balance January 1, 2009	54,275,131	2,171	327,462	(37,215)	120,324	(56,847)	355,895	125,139	481,034
Compensation expense stock options	—	—	—	—	1,173	—	1,173	1,637	2,810
Dividend on withdrawal of treasury shares	—	—	(3,399)	—	—	—	(3,399)	—	(3,399)
Net earnings	—	—	—	—	(79,825)	—	(79.825)	3,237	(76,588)
Other comprehensive income	—	—	—	—	—	(4,386)	(4,386)	(2,377)	(6,763)
Dividend paid	—	—	—	—	—	—	—	(8,969)	(8,969)
Balance June 30, 2009	54,275,131	2,171	324,063	(37,215)	41,672	(61,233)	269,458	118,667	388,125

See Notes to Consolidated Interim Financial Statements.

Unaudited consolidated statements of comprehensive Income

	Six months ended June 30,
(Euro thousands)	2008	2009
Net earnings (loss)	4,300	(76,588)
Other comprehensive income (loss)
Foreign currency translation effect	(16,436)	(7,176)
Amortization deferred actuarial losses	—	18
Unrealized gains (losses) on derivative instruments, net of tax	(280)	395
Total other comprehensive income (loss)	(16,716)	(6,763)
Comprehensive income (loss)	(12,416)	(83,351)

Allocation of comprehensive income (loss):
Shareholders of the parent	(30,081)	(84,211)
Minority interest	17,665	860

Unaudited consolidated statement of cash flows

		Six months ended June 30,
(thousands, except for number of shares)	Note	2008	2009
Cash flows from operating activities:
Net earnings (loss)		4,300	(76,588)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	3	15,661	17,616
Amortization of other intangible assets	2	1,601	2,420
Impairment of property, plant and equipment	3	—	2,312
Impairment of inventories		—	20,629
Impairment of capitalized development expenses	2	1,326	7,531
Impairment of goodwill		1,395	—
Addition to provision restructuring expenses		—	10,763
Amortization of debt issuance costs		433	266
Compensation expense employee share incentive scheme		3,094	1,173
Compensation expense employee stock option plan		880	1,637
Deferred income taxes		(593)	(3,874)
Revaluation conversion option		48,715	4,082
Accrual of dividend preferred shares		2	4
Accrual of interest convertible subordinated notes		2,874	2,041
Other changes in assets and liabilities:
Accounts receivable		21,697	47,619
Inventories		(5,325)	7,570
Other current assets		(7,116)	(1,001)
Accounts payable and accrued expenses		(19,362)	(25,500)
Advance payments from customers		2,162	1,642
Deferred revenue		(2,883)	(2,554)
Pension liabilities		122	117
Income taxes		2,429	(12,215)
Net cash provided by operating activities		71,412	5,690
Cash flows from investing activities:
Capital expenditures	3	(16,617)	(2,606)
Capitalization of development expenses	2	(8,548)	(6,176)
Purchase of intangible assets	2	(1,815)	(2,787)
Proceeds from sale of property, plant and equipment	3	2,978	122
Net cash used in investing activities		(24,002)	(11,447)
Cash flows from financing activities:
Notes payable to banks, net		506	(1,534)
Proceeds from long-term debt and subordinated debt		220	—
Repayments of long-term debt and subordinated debt		(4,392)	(3,713)
Payment dividend tax on withdrawal of shares		—	(3,399)
Purchase of treasury shares		(32,018)	—
Proceeds from issuance of common shares and exercise of stock options		952	—
Dividends to minority shareholders ASMPT		(22,341)	(8,969)
Net cash used in financing activities		(57,073)	(17,615)
Foreign currency translation effect		(5,973)	(1,134)
Net (decrease) increase in cash and cash equivalents		(15,638)	(24,506)
Cash and cash equivalents at beginning of year		167,923	157,277
Cash and cash equivalents at balance sheet date		152,285	132,771

See Notes to Consolidated Interim Financial Statements.

Notes to Consolidated Interim Financial Statements

Company profile

ASM International N.V. (‘ASMI’ or ‘the Company’) is a Netherlands public liability company domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (Front-end), assembly and packaging (Back-end).

General

The Consolidated Interim Financial Statements for the six months ended June 30, 2009 have been authorized for issue by both the Supervisory Board and the Management Board on 31 August, 2009.

Changes in Group structure

No material changes in the Group’s structure occurred during the first half of the financial year 2009.

Accounting policies

These Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting. As permitted by IAS 34, the Consolidated Interim Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with ASMI’s 2008 Statutory Annual Report. In addition, the notes to these Consolidated Interim Financial Statements are presented in a condensed format. The applied accounting principles are in line with those as described in ASMI’s 2008 Statutory Annual Report and are based on IFRS as adopted by the European Union.

As of 1 January 2009, IAS 1 (revised) “Presentation of Financial Statements” became effective and has been applied by ASMI. IAS 1 (revised) uses the terms “statement of income” (previously “income statement”), “statement of financial position” (previously “balance sheet”) and “statement of cash flows” (previously “cash flow statement”) and introduces a “statement of comprehensive income.” IAS 1 (revised) also requires the presentation of a statement of financial position at the beginning of the first comparative period presented if an entity has changed its accounting policies retrospectively or made retrospective restatements.

As of 1 January 2009 IAS 23 (revised) “Borrowings Costs” became effective and has been applied by ASMI. In accordance with IAS 23 (revised), as of 1 January 2009 borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets are capitalized as part of the cost of that asset. In the first half year of 2009, IAS 23 (revised) did not have a significant impact.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period as well as the information disclosed. For ASMI’s critical accounting estimates and judgments, reference is made to the Management Report contained in the 2008 Statutory Annual Report, including but not limited to the determination of fair value and value in use of cash-generating units for goodwill impairment testing, the amortization and depreciation rates of intangible assets with definite lives and property, plant and equipment, the determination of deferred tax assets for loss carry forwards and the provision for tax contingencies, the determination of development expenses capitalized.

Also reference is made to Note 18 ‘Financial Instruments and Risk Management’ to the Consolidated Financial Statements contained in the 2008 Statutory Annual Report which discusses ASMI’s exposure to credit risk and financial market risks. Actual results in the future may differ from those estimates. Estimates and judgments are being continually evaluated and based on historic experience and other factors, including expectations of future events believed to be reasonable under the circumstances.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Auditors’ involvement

These consolidated interim financial statements have not been audited.

NOTE 1	Segmentation

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 52.87% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

	Six months ended June 30, 2008				Six months ended June 30, 2009
(euro thousands, except for headcount)	Front-end	Back-end		Total	Front-end	Back-end	Total
Net sales to unaffiliated customers	161,048	245,431		406,479	73,380	135,226	208,606
Gross profit (loss)	53,144	104,499		157,643	(8,025)	42,444	34,419
Earnings from operations	811	63,344		64,155	(79,330)	9,133	(70,197)
Net interest income (expense)	(5,244)	624		(4,620)	(5,233)	215	(5,018)
Gain / (loss) on revaluation conversion option	(48,715)	—		(48,715)	(4,082)	—	(4,082)
Foreign currency exchange gains (losses), net	1,287	533		1,820	(230)	(767)	(997)
Income tax expense	(306)	(8,034	)(8,034)	(8,340)	5,420	(1,714)	3,706
Net earnings (loss) for the period	(52,167)	56,467		4,300	(83,455)	6,867	(76,588)

Net earnings (loss) allocated to:
Shareholders of the parent	(52,167)	30,100		(22,067)	(83,455)	3,630	(79,825)
Minority interest	—	26,367		26,367	—	3,237	3,237

Capital expenditures	7,831	8,786		16,617	519	2,087	2,606
Purchase and capitalization of other intangibles	10,112	250		10,362	8,953	10	8,963
Depreciation	6,805	8,856		15,661	6,640	10,976	17,616
Amortization of other intangible assets	1,359	242		1,601	2,196	224	2,420
Impairment of property, plant and equipment	—	—		—	2,312	—	2,312
Impairment of capitalized development expenses	1,326	—		1,326	7,531	—	7,531
Impairment of goodwill	1,395	—		1,395	—	—	—
	—				—
Cash and cash equivalents	95,157	57,128		152,285	64,039	68,732	132,771
Capitalized goodwill	10,794	25,085		35,879	10,096	27,721	37,817
Other intangible assets	45,380	635		46,015	50,751	365	51,116
Other identifiable assets	276,995	300,946		577,941	194,799	259,198	453,997
Total assets	428,326	383,794		812,120	319,685	356,016	675,701
Total debt [1]	169,198	—		169,198	144,242	—	144,242
Headcount in full-time equivalents [2]	1,741	10,421		12,162	1,485	9,085	10,570

(1)	See Note 6 on the Consolidated Interim Financial Statements
(2)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

There are no inter-segment transactions, other than charges for management services, which are based on actual cost. The accounting policies used to measure the net earnings and total assets in each segment are identical to those used in the Consolidated Financial Statements. The measurement methods used to determine reported segment earnings are consistently applied for all periods presented. There were no asymmetrical allocations to segments.

NOTE 2	Other Intangible Assets

Other intangible assets include purchased technology from third parties and software developed or purchased for internal use. The changes in the amount of other intangible assets are as follows:

(euro thousands)	Capitalized development expenses	Software	Purchased technology and other intangible assets	Total
Book value, net as per January 1, 2008	35,823	2,684	1,567	40,074
Capitalized development expenses	8,548	—	—	8,548
Impairment charges	(1,326)	—	—	(1,326)
Amortization for the period 1 Jan-30 June	(870)	(488)	(243)	(1,601)
Additions / reclassifications	—	1,815	—	1,815
Foreign currency, translation effect	(1,237)	(77)	(181)	(1,495)
Book value, net as per June 30, 2008	40,938	3,934	1,143	46,015

Book value, net as per January 1, 2009	45,793	7,069	849	53,711
Capitalized development expenses	6,176	—	—	6,176
Impairment charges	(7,531)	—	—	(7,531)
Amortization for the period 1 Jan-30 June	(1,468)	(659)	(293)	(2,420)
Additions / reclassifications	—	2,787	—	2,787
Foreign currency, translation effect	(1,502)	(119)	14	(1,607)
Book value, net as per June 30, 2009	41,468	9,078	570	51,116

Other intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount (value in use) of an asset may not be recoverable. The Company recorded impairment charges with respect to selected development projects for which the Company estimated no future economic benefits.

Other intangible assets are amortized over useful lives of 3 to 7 years.

NOTE 3	Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

(euro thousands)	Land,buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
Book value, net as per January 1, 2008	51,260	98,382	149,642
Capital expenditures	980	15,637	16,617
Retirements and sales	(2,545)	(432)	(2,977)
Depreciation for the period 1 Jan-30 June	(3,390)	(12,271)	(15,661)
Foreign currency, translation effect	(1,671)	(5,523)	(7,194)
Book value, net as per June 30, 2008	44,634	95,793	140,427

Book value, net as per January 1, 2009	45,704	102,853	148,557
Capital expenditures	161	2,445	2,606
Reclassification	36	(148)	(112)
Impairment charges	—	(2,312)	(2,312)
Retirements and sales	(31)	(91)	(122)
Depreciation for the period 1 Jan-30 June	(3,550)	(14,066)	(17,616)
Foreign currency, translation effect	(1,380)	(1,631)	(3,011)
Book value, net as per June 30, 2009	40,940	87,050	127,990

NOTE 4	Convertible Subordinated Debt

(euro thousands)	5.25% convertible subordinated notes, due May, 2010	4.25% convertible subordinated notes, due December, 2011	Total
Nominal value at date of issuance	79,267	111,682	190,949
Debt issuance costs	(3,303)	(3,574)	(6,877)
Conversion option (net of deferred tax) at date of issuance	(13,653)	(18,329)	(31,982)
Deferred tax liability at date of issuance	(6,136)	(7,799)	(13,935)
Liability component at date of issuance	56,175	81,980	138,155

Liability component at January 1, 2008	41,994	77,532	119,526
Accrual of interest	915	2,511	3,426
Conversion of notes into common shares	(6)	(4,650)	(4,656)
Foreign currency translation effect	(2,847)	(5,211)	(8,058)
Liability component at June 30, 2008	40,056	70,182	110,238
Liability component at January 1, 2009	14,090	80,841	94,931
Accrual of interest	368	1,939	2,307
Foreign currency translation effect	(238)	(1,345)	(1,583)
Liability component at June 30, 2009	14,220	81,435	95,655

(currency in thousands)	5.25% convertible subordinated notes, due May, 2010	4.25% convertible subordinated notes, due December 2011	Total
Nominal value in US$:
June 30, 2008	69,202	128,177	197,379
June 30, 2009	20,925	127,687	148,612
Nominal value in €:
June 30, 2008	43,902	81,315	125,217
June 30, 2009	14,804	90,338	105,142

Conversion option

The conversion component of the subordinated notes is measured at fair value. The market values for these options were estimated as follows:

Valuation in USD per note of nominal USD 1,000	5.25% convertible subordinated notes, due May, 2010	4.25% convertible subordinated notes, due December 2011
Valuation per December 31, 2007	US$251.60	US$149.96
Valuation per June 30, 2008	US$611.40	US$553.60
Valuation per December 31, 2008	US$ 13.32	US$ 29.99
Valuation per 30 June 2009:
Implied volatility	36.4%	24.8%
USD interest average	1.11%	1.77%
Stock price	€ 10.775	€ 10.775
Conversion price	US$ 19.22	US$ 19.22
Value of the option	US$ 46.10	US$ 70.03

NOTE 5	Net working capital

Net working capital is composed as follows:

(euro thousands)	June 30, 2008	June 30, 2009
Accounts receivable	198,731	122,613
Inventories	201,402	165,638
Other current assets	32,381	27,991

Accounts payable	(78,968)	(46,859)
Provision for warranty	(15,087)	(7,775)
Accrued expenses and other	(68,395)	(53,546)
Net working capital	270,064	208,062

NOTE 6	Net debt

Net debt is composed as follows:

(euro thousands)	June 30, 2008	June 30, 2009
Notes payable to banks	17,046	14,262
Current portion of long-term (subordinated) debt	13,684	20,286
Long-term debt	13,251	18,771
Convertible subordinated debt	110,238	81,435
	154,219	134,754
Adjustment Convertible subordinated debt to redemption value
Nominal value (see note 4)	125,217	105,142
At amortized cost	110,238	95,655
Adjustment	14,979	9,487
Debt at redemption value	169,198	144,241
Cash and cash equivalents	(152,285)	(132,771)
Net debt	16,913	11,470

NOTE 7	Litigation and Environmental Matters

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given reporting period.

Under a license agreement with Applied Materials, the Company pays royalties based upon our sales of equipment that employs technology covered by the licensed patents. The Company believes that it no longer practices patents applicable to certain equipment and ceased paying royalties on the sale of such equipment as of December 18, 2007. Applied Materials is verifying our position through the review by an independent expert. If this review is not conclusive, Applied Materials may initiate an arbitration regarding the Company’s obligation to pay these royalties. Although the Company believes that its position is correct, the outcome of any such arbitration is uncertain and, if the Company is not successful, it could be required to pay up to approximately US$ 3,9 million for royalties as of June 30, 2009.

NOTE 8	Impairment inventories

As a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories has been recorded of EUR 20.6 million in the first six months of 2009.

NOTE 9	Restructuring expenses

ASMI is implementing major restructuring plans in our Front-end segment as announced on January 9, 2009 and on July 20, 2009. Related to these restructuring plans, an amount of EUR 19.5 million restructuring expenses was recorded in the first six months of 2009. These charges include EUR 11.9 million in one-time employee termination benefit obligations, EUR 2.3 million in non cash fixed asset impairment charges, EUR 4.3 million related to the intended management buyout of our RTP business and EUR 1.0 million in other transition charges.

NOTE 10	Earnings (Loss) per share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

(euro thousands)	Six months ended June, 30
	2008	2009
Net earnings (loss) allocated to shareholders of the parent used for purpose of computing basic earnings per share	(22,067)	(79,825)
After-tax reversal of vesting expenses for options in the money	anti dilutive	anti dilutive
After-tax equivalent of interest expense on convertible subordinated notes	anti dilutive	anti dilutive
After tax equivalent of fair value change conversion option	anti dilutive	anti dilutive
Net earnings (loss) allocated to shareholders of the parent used for purposes of computing diluted net earnings per share	(22,067)	(79,825)
Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share	52,925	51,609
Dilutive effect of stock options	anti dilutive	anti dilutive
Dilutive effect of convertible subordinated notes	anti dilutive	anti dilutive
Dilutive weighted average number of shares outstanding	52,925	51,609
Net earnings (loss) per share allocated to shareholders of the parent:
Basic	(0.42)	(1.55)
Diluted	(0.42)	(1.55)

For the six months ended June 30, 2009, the effect of 7,245,193 conversion rights to acquire common stock was anti-dilutive.

For the six months ended June 30, 2008, the effect of 10,393,249 conversion rights to acquire common stock was anti-dilutive.

NOTE 11	Related party transactions

There have been no significant related party transactions or changes in related party transactions described in the annual report of 2008 that could have a material effect on the financial position or performance of the Company in the first six months of the financial year.